

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 13, 2017

Justin Bailey
Chief Executive Officer
Fig Publishing, Inc.
599 Third St., Suite 211
San Francisco, CA 94107

      Re: Fig Publishing, Inc.
             Post-qualification Amendment No. 3 to Offering Statement on Form 1-A
             Filed March 3, 2017
             File No. 024-10507

Dear Mr. Bailey:

We have reviewed your revised post-qualification amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2017.

The Current Game, Developer and Shares, page 47

1.   We note your amended disclosure made in response to prior comment 3. Please clarify, if true, that the financial information presented is not a complete representation of the financial performance of the games because it does not include all the cost or expenses that would impact whether a game is profitable. Also, revise to state, if true, that such information was not prepared in accordance with GAAP, nor audited in accordance with GAAS.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3483 any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Richard Baumann, Esq.,
   Ellenoff Grossman & Schole LLP